Exhibit 99.1

Renren Inc. Announces Appointment of Independent Director

Majority of Board Now Comprised of Independent Directors

BEIJING, May 2, 2012 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), the leading real name social networking internet platform in China, today announced the appointment of Stephen Murphy as an independent director and a member of the Audit Committee and Corporate Governance and Nominating Committee.

As a result of this new appointment, Renren’s seven-member Board of Directors is comprised of a majority of independent directors. In addition, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee of Renren’s board are each entirely comprised of independent directors.

Mr. Stephen Murphy previously served as the Chief Executive Officer of Virgin Group Holdings Ltd., the holding company for Virgin’s worldwide interests, for six years after having succeeded the founder Sir Richard Branson in 2005. He continues to act as a Special Advisor to the Board of Directors of Virgin. During his 17-year-tenure at Virgin Group, he served as Chairman and executive director of various subsidiaries as well as other senior positions, including six years as Group Finance Director.

Mr. Murphy also continues to serve as Chairman of the Board and member of the Audit Committee for Virgin Atlantic Ltd. In addition, he is also a non-executive director of the Business Growth Fund in the UK and a partner at Ashcombe Advisers, a corporate finance advisory business. Mr. Murphy received a BA Hons degree from Liverpool John Moores University and is a member of the UK Institute of Certified Management Accountants.

“We are very delighted to have Mr. Murphy join us as an independent director. During his tenure, Virgin Group developed further into a world-class consumer brand with diversified services. Mr. Murphy’s experience and wealth of knowledge will be a great asset to our business and our pursuit of best corporate governance practice,” said Joseph Chen, Chairman and Chief Executive Officer.

Also effective on May 2, 2012, Mr. Katsumasa Niki, who was appointed as a director by SB Pan Pacific Corporation, a major shareholder of the Company, vacated his seat in the Audit Committee and Corporate Governance and Nominating Committee and continues to serve as a non-executive director.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren had approximately 147 million activated users as of December 31, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business and financial outlook and quotations from Renren’s management in this announcement, contain forward-looking statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors that may affect the Company’s results of operations are summarized in the Company filings or submission the Company made and available on the website of the United States Securities and Exchange Commission at www.sec.com.

For investor and media inquiries please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com